UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

RINGCENTRAL, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

76680R206

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  76680R206

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) VLADIMIR SHMUNIS
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 1,767,496 (1)(3)(4)
	6.	Shared voting power 7,410,996 (2)(3)(4)
	7.	Sole dispositive power 1,767,496 (1)(3)(4)
	8.	Shared dispositive power 7,410,996 (2)(3)(4)
9.	Aggregate amount beneficially owned by each reporting person 9,178,492 (1)(2)(3)(4)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11.	Percent of class represented by amount in Row (9) 13.57% (3)(4)(5)
12.	Type of reporting person (see instructions) IN

(1)	Consists of (i) 1,666,006 shares of Class B Common Stock and (ii) 101,490 shares of Class A Common Stock.
(2)	Consists of 7,410,996 shares of Class B Common Stock.
(3)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon (i) the date specified by affirmative vote or written consent of the holders of at least 67% of the outstanding shares of Class B Common Stock or (ii) any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B Common Stock continues to hold exclusive voting and dispositive power with respect to the shares transferred. The Class B Common Stock will convert automatically into Class A Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(4)	Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.

CUSIP No.  76680R206

(5)	Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 58,479,692 shares of Class A Common Stock outstanding as of December 31, 2015, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person, (iii) 3,956 shares of Class A Common Stock underlying restricted stock units subject to a restricted stock agreement that are scheduled to vest within 60 days of December 31, 2015 and (iv) 93,750 shares of Class A Common Stock issuable pursuant to stock options exercisable within 60 days of December 31, 2015. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No.  76680R206

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SANDRA SHMUNIS
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 309,340 (1)(3)(4)
	6.	Shared voting power 7,410,996 (2)(3)(4)
	7.	Sole dispositive power 309,340 (1)(3)(4)
	8.	Shared dispositive power 7,410,996 (2)(3)(4)
9.	Aggregate amount beneficially owned by each reporting person 7,720,336 (1)(2)(3)(4)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11.	Percent of class represented by amount in Row (9) 11.66%(3)(4)(5)
12.	Type of reporting person (see instructions) IN

(1)	Consists of 309,340 shares of Class B Common Stock.
(2)	Consists of 7,410,996 shares of Class B Common Stock.
(3)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon (i) the date specified by affirmative vote or written consent of the holders of at least 67% of the outstanding shares of Class B Common Stock or (ii) any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B Common Stock continues to hold exclusive voting and dispositive power with respect to the shares transferred. The Class B Common Stock will convert automatically into Class A Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(4)	Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.

CUSIP No.  76680R206

(5)	Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 58,479,692 shares of Class A Common Stock outstanding as of December 31, 2015, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No.  76680R206

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) 94-3375227 ELCA, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 6,029,676 (1)(2)(3)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 6,029,676(1)(2)(3)
9.	Aggregate amount beneficially owned by each reporting person 6,029,676 (1)(2)(3)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11.	Percent of class represented by amount in Row (9) 10.31% (2)(3)(4)
12.	Type of reporting person (see instructions) OO

(1)	Consists of 6,029,676 shares of Class B Common Stock.
(2)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon (i) the date specified by affirmative vote or written consent of the holders of at least 67% of the outstanding shares of Class B Common Stock or (ii) any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B Common Stock continues to hold exclusive voting and dispositive power with respect to the shares transferred. The Class B Common Stock will convert automatically into Class A Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(3)	Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.

CUSIP No.  76680R206

(4)	Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 58,479,692 shares of Class A Common Stock outstanding as of December 31, 2015, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No.  76680R206

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) 94-3376941 ELCA FUND I, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 5,309,565 (1)(2)(3)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 5,309,565 (1)(2)(3)
9.	Aggregate amount beneficially owned by each reporting person 5,309,565 (1)(2)(3)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11.	Percent of class represented by amount in Row (9) 8.32% (2)(3)(4)
12.	Type of reporting person (see instructions) PN

(1)	Consists of 5,309,565 shares of Class B Common Stock.
(2)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon (i) the date specified by affirmative vote or written consent of the holders of at least 67% of the outstanding shares of Class B Common Stock or (ii) any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B Common Stock continues to hold exclusive voting and dispositive power with respect to the shares transferred. The Class B Common Stock will convert automatically into Class A Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(3)	Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.

CUSIP No.  76680R206

(4)	Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 58,479,692 shares of Class A Common Stock outstanding as of December 31, 2015, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No.  76680R206

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) 94-3376944 ELCA FUND II, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 360,000 (1)(2)(3)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 360,000 (1)(2)(3)
9.	Aggregate amount beneficially owned by each reporting person 360,000 (1)(2)(3)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11.	Percent of class represented by amount in Row (9) 0.61% (2)(3)(4)
12.	Type of reporting person (see instructions) PN

(1)	Consists of 360,000 shares of Class B Common Stock.
(2)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon (i) the date specified by affirmative vote or written consent of the holders of at least 67% of the outstanding shares of Class B Common Stock or (ii) any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B Common Stock continues to hold exclusive voting and dispositive power with respect to the shares transferred. The Class B Common Stock will convert automatically into Class A Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.

CUSIP No.  76680R206

(3)	Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.
(4)	Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 58,479,692 shares of Class A Common Stock outstanding as of December 31, 2015, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No.  76680R206

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) 94-3376945 ELCA FUND III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 360,000 (1)(2)(3)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 360,000 (1)(2)(3)
9.	Aggregate amount beneficially owned by each reporting person 360,000 (1)(2)(3)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11.	Percent of class represented by amount in Row (9) 0.61% (2)(3)(4)
12.	Type of reporting person (see instructions) PN

(1)	Consists of 360,000 shares of Class B Common Stock.
(2)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon (i) the date specified by affirmative vote or written consent of the holders of at least 67% of the outstanding shares of Class B Common Stock or (ii) any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B Common Stock continues to hold exclusive voting and dispositive power with respect to the shares transferred. The Class B Common Stock will convert automatically into Class A Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.

CUSIP No.  76680R206

(3)	Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.
(4)	Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 58,479,692 shares of Class A Common Stock outstanding as of December 31, 2015, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No.  76680R206

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) VLADIMIR G. SHMUNIS AND SANDRA SHMUNIS TTEES, VLADIMIR SHMUNIS 2014 ANNUITY TRUST DATE JULY 23, 2014
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 690,660 (1)(2)(3)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 690,660 (1)(2)(3)
9.	Aggregate amount beneficially owned by each reporting person 690,660 (1)(2)(3)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11.	Percent of class represented by amount in Row (9) 1.17% (2)(3)(4)
12.	Type of reporting person (see instructions) OO

(1)	Consists of 690,660 shares of Class B Common Stock.
(2)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon (i) the date specified by affirmative vote or written consent of the holders of at least 67% of the outstanding shares of Class B Common Stock or (ii) any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B Common Stock continues to hold exclusive voting and dispositive power with respect to the shares transferred. The Class B Common Stock will convert automatically into Class A Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.

CUSIP No.  76680R206

(3)	Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.
(4)	Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 58,479,692 shares of Class A Common Stock outstanding as of December 31, 2015, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No.  76680R206

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) SANDRA SHMUNIS AND VLADIMIR G. SHMUNIS TTEES, SANDRA SHMUNIS 2014 ANNUITY TRUST DATE JULY 23, 2014
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 690,660 (1)(2)(3)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 690,660 (1)(2)(3)
9.	Aggregate amount beneficially owned by each reporting person 690,660 (1)(2)(3)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11.	Percent of class represented by amount in Row (9) 1.17% (2)(3)(4)
12.	Type of reporting person (see instructions) OO

(1)	Consists of 690,660 shares of Class B Common Stock.
(2)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon (i) the date specified by affirmative vote or written consent of the holders of at least 67% of the outstanding shares of Class B Common Stock or (ii) any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B Common Stock continues to hold exclusive voting and dispositive power with respect to the shares transferred. The Class B Common Stock will convert automatically into Class A Common Stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.

CUSIP No.  76680R206

(3)	Assumes conversion of all such reporting person’s Class B Common Stock into Class A Common Stock.
(4)	Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 58,479,692 shares of Class A Common Stock outstanding as of December 31, 2015, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

Item 1.

(a)	Name of Issuer:

RingCentral, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

20 Davis Drive, Belmont, CA 94002

Item 2.

(a)	Name of Person Filing:

This Statement is filed by Vladimir Shmunis; Sandra Shmunis; ELCA, LLC, a limited liability company (“ELCA LLC”); ELCA Fund I, L.P., a limited partnership (“ELCA I”); ELCA Fund II, L.P., a limited partnership (“ELCA II”); ELCA Fund III, L.P., a limited partnership (“ELCA III”); Vladimir G. Shmunis and Sandra Shmunis TTEEs, Vladimir Shmunis 2014 Annuity Trust dated July 23, 2014, a grantor retained annuity trust (“Trust I”); and Sandra Shmunis and Vladimir G. Shmunis TTEEs, Sandra Shmunis 2014 Annuity Trust dated July 23, 2014, a grantor retained annuity trust (“Trust II”).

Mr. Shmunis and Mrs. Shmunis are the managing members of ELCA LLC. ELCA LLC is the general partner of each of ELCA I, ELCA II and ELCA III. Mr. Shmunis and Mrs. Shmunis are the trustees of each of Trust I and Trust II. Each of Mr. Shmunis, Mrs. Shmunis, ELCA LLC, ELCA I, ELCA II, ELCA III, Trust I and Trust II are individually referred to herein as “Reporting Person” and collectively, as the “Reporting Persons.”

(b)	Address of Principal Business Office or, if none, Residence:

The address and principal business office of each Reporting Person is:

c/o RingCentral, Inc., 20 Davis Drive, Belmont, CA 94002

(c)	Citizenship:

Mr. Shmunis and Mrs. Shmunis are each United States citizens. ELCA LLC, ELCA I, ELCA II, ELCA III, Trust I and Trust II are each organized under the laws of the State of California.

(d)	Title of Class of Securities:

Class A Common Stock

(e)	CUSIP Number:

76680R206

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C 78o).

(b)	☐	Bank as defined in Section 3(a) (6) of the Act (15 U.S.C 78c).

(c)	☐	Insurance Company as defined in Section 3(a) (19) of the Act (15 U.S.C 78c).

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	Investment Adviser in accordance with SS 240. 13d-1(b) (1) (ii) (E);

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with SS 240. 13d-1(b) (ii) (F);

(g)	☐	Parent Holding Company or Control Person in accordance with SS.SS.240. 13d-1(b) (ii) (G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940(15 U.S.C 80a-3);

(j)	☐	Group, in accordance with SS 240. 13d-1(b) (1) (ii) (J);

Item 4.	Ownership.

Pursuant to Rule 13d-3(d)(1), all shares of Class B Common Stock (which are convertible into shares of Class A Common Stock) held by each Reporting Person were deemed to be converted for the purposes of (i) determining the aggregate amount of Class A Common Stock owned by such Reporting Person and (ii) calculating the percentages of the Class A Common Stock owned by such Reporting Person. Consequently, all Class A Common Stock amounts and percentages are inclusive of the Class B Common Stock amounts and percentages set forth herein. The percentages of ownership set forth below are based on 58,479,692 shares of Class A Common Stock and 13,482,747 shares of Class B Common Stock outstanding at December 31, 2015.

The shares beneficially owned by ELCA LLC consist of 111 shares held of record by ELCA LLC in addition to the shares held of record by each of ELCA I, ELCA II and ELCA III (together with ELCA LLC, ELCA II, and ELCA III, the “ELCA entities”). Each of the ELCA entities may be deemed to be directly or indirectly controlled jointly by Vladimir Shmunis, our CEO and Chairman of the board of directors, and Sandra Shmunis, Mr. Shmunis’ wife. As a result, and by virtue of the relationships described, Mr. and Mrs. Shmunis may be deemed to share voting and dispositive power with respect to the shares held by the ELCA entities.

Mr. and Mrs. Shmunis, as co-trustees of each of Trust I and Trust II, may be deemed to share voting and dispositive power with respect to the shares held by Trust I and Trust II.

The shares for which Mr. Shmunis has sole voting and dispositive power consist of (i) 309,340 shares of Class B common stock held of record by Mr. Shmunis, (ii) 1,356,666 shares of Class B Commons Stock issuable pursuant to stock options exercisable within 60 days of December 31, 2015, (iii) 93,750 shares of Class A Commons Stock issuable pursuant to stock options exercisable within 60 days of December 31, 2015 and (iv) 7,740 shares of Class A Common Stock underlying restricted stock units subject to a restricted stock agreement that are scheduled to vest within 60 days after December 31, 2015. The 1,450,416 shares underlying the options that are exercisable within 60 days of December 31, 2015 and the 3,956 shares underlying restricted stock units subject to a restricted stock agreement that are scheduled to vest within 60 daysafter December 31, 2015 are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).

The shares for which Mr. Shmunis’ wife has sole voting and dispositive power consist of 309,340 shares of Class B common stock held of record by Mr. Shmunis’ wife.

Reporting Person	Amount Beneficially Owned Class A	Percent of Class A	Amount Beneficially Owned Class B	Percent of Class B	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Vladimir Shmunis	9,178,492	13.57%	9,077,002	61.17%	1,767,496	7,410,996	1,767,496	7,410,996
Sandra Shmunis	7,720,336	11.66%	7,720,336	57.26%	309,340	7,410,996	309,340	7,410,996
ELCA LLC	6,029,676	10.31%	6,029,676	44.72%	—	6,029,676	—	6,029,676
ELCA I	5,309,565	8.32%	5,309,565	39.38%	—	5,309,565		5,309,565
ELCA II	360,000	0.61%	360,000	2.67%	—	360,000	—	360,000
ELCA III	360,000	0.61%	360,000	2.67%	—	360,000	—	360,000
Trust I	690,660	1.17%	690,660	5.12%	—	690,660	—	690,660
Trust II	690,660	1.17%	690,660	5.12%	—	690,660	—	690,660

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 12, 2016

/s/ Vladimir Shmunis
Vladimir Shmunis

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on February 13, 2015)